UNITED STATES SECURITIES AND EXCHANGE
COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-33461

FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 83421A104

Commission File Number 0-27163

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Solera Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

15030 Avenue of Science

Address of Principal Executive Office (Street and Number)

San Diego, California 92128

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Solera Holdings, Inc. (the “Registrant”) files this report for a 15-day extension, from August 30, 2010 to September 14, 2010, for filing its Annual Report on Form 10-K for the period ended June 30, 2010 (“Form 10-K”). The Registrant is not in position to file its Form 10-K by August 30, 2010 without unreasonable effort or expense because the Registrant has been unable to complete its review of certain information, including its goodwill impairment analysis for certain subsidiaries in Germany, that it is required to complete for its Form 10-K. The Registrant anticipates that it will be able to file its Form 10-K by September 14, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Renato Giger	858	724-1600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has previously announced its results of operations for the three months and fiscal year ended June 30, 2010 in its press release dated August 26, 2010. The press release, included as exhibit 99.1 to the Registrant’s Current Report on Form 8-K, furnished on August 26, 2010, reflects the Registrant’s results of operations compared to the fourth quarter and fiscal year ended June 30, 2009. The Registrant does not currently expect any material change in its 2010 results of operations from those so previously reported, other than the effects of any goodwill impairment charges that may be recorded for fiscal year 2010.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements about the Registrant’s expected filing date for its Form 10-K and the Registrant’s belief that its results of operations to be reported in its Form 10-K not be materially different from those disclosed on August 26, 2010. These statements are based on the Registrant’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. Factors that could cause results to differ materially from current expectations include financial results that are different from those reported on August 26, 2010 and the Registrant’s expectations as of the date of this Form 12b-25 resulting from changes to the fiscal 2010 financial statements made during the completion of its Form 10-K and those factors referenced in the Registrant’s Form 10-Q for the quarter ended March 31, 2010 or subsequent SEC filings. You should not place undue reliance on these forward-looking statements, which reflect the Registrant’s opinions only as of the date of this Form 12b-25. The Registrant undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

SOLERA HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 31, 2010	By	/s/ Renato Giger
Renato Giger Chief Financial Officer